centrica

RECEIVED

2007 JUL 11 P 2:58

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

11 July 2007

082-04578

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

07025132

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Centrica plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	INVESCO plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	9 July 2007
6. Date on which issuer notified:	10 July 2007
7. Threshold(s) that is/are crossed or reached:	5%,4%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary 6 14/81p Shares (GB00B033F229)	215,793,163	215,793,163	182,833,192		182,833,192		4.97%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
182,833,192	4.97%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Bank of Ireland (Dublin) - 2,249,777 Bank of New York – 177,701 Banque Paribas - 647,802 Bank of New York (Brussels) - 97,017 Bank of New York (Singapore) - 61,000 Chase Bank (Hong Kong) - 236,096 JP Morgan Chase - 3,205,421 Citibank - 148,744,982 Erste Bank (Vienna) - 8,816 HSBC Bank Plc (London) - 2,850,313 Japan Trustee Services Bank - 3,506 Mellon Bank, Pittsburgh - 1,216,500 SCHI (Santander Central Hispano Investment) - 28,139 State Street (Sydney) - 10,000 State Street Trust & Banking Co (London) - 21,050,242 Trust & Custody Servs JP - 9,972 Northern Trust Company (London) - 2,232,375 Other - 3,533

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Robin Healy
15. Contact telephone number:	01753 494 017

For notes on how to complete form TR-1 please see the FSA website.

END